BP

fr 35

SECURITIES AND EXCHANGE COMMISSION

04004368

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Investments, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301Commerce Street, Suite 2975

(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave R. Gillespie (817) 332-9521 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 0 2004 WASH. D.C. 181

PROCESSED MAR 19 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, By: Acme Widget, L.P., General Partner; By: Scepter Holdings, Inc., General Partner; By: Geoffrey Raynor, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Investments, L.P., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Acme Widget, L.P., General Partner
By: Scepter Holdings, Inc. General Partner

Signature

President

Title

SHERRI L. SPINDOR
Notary Public, State of Texas
My Commission Expires
June 06, 2007

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Q Investments, L.P.

(a Texas Limited Partnership)

Financial Statements

With Report of Independent Auditors

Year ended December 31, 2003

Q Investments, L.P.
Contents
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors

To the General and Limited Partners
of Q Investments, L.P.:

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of Q Investments, L.P. (the "Partnership") at December 31, 2003, the results of its operations, the changes in its partners' capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 15, 2004

Q Investments, L.P.
Statement of Assets and Liabilities
December 31, 2003

		2003
Assets		
Cash	$	463,427
Securities not readily marketable, at fair value (cost $15,000)		15,000
Due from brokers and clearing organization		1,144,696
Exchange membership		425,000
Total assets		2,048,123
Partners' Capital		
Partners capital		2,048,123
Total partners capital	$	2,048,123

The accompanying notes are an integral part of these financial statements.

Q Investments, L.P.
Statement of Operations
For the year ended December 31, 2003

Revenues:		
Dividend income	$	900
Interest income		51,344
		52,244
Expenses:		
Other expense		3,042
		3,042
Net income	$	49,202

The accompanying notes are an integral part of these financial statements.

Q Investments, L.P.
Statement of Changes in Partners' Capital
For the year ended December 31, 2003

	General Partner	Limited Partner	Total
Balance at December 31, 2002	$ 142,291	$2,836,630	$ 2,978,921
Capital distributions	-	(980,000)	(980,000)
Net income	2,724	46,478	49,202
Balance at December 31, 2003	$ 145,015	$1,903,108	$ 2,048,123

The accompanying notes are an integral part of these financial statements.

Q Investments, L.P.
Statement of Cash Flows
For the year ended December 31, 2003

		2003
Cash flows from operating activities:		
Net income	$	49,202
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in due from brokers and clearing organization		(40,603)
Change in interest receivable		345
Net cash provided by operating activities		8,944
Cash flows from financing activities:		
Distributions to limited partner - net cash used in financing activities		(980,000)
Net change in cash		(971,056)
Cash at beginning of year		1,434,483
Cash at end of year	$	463,427

The accompanying notes are an integral part of these financial statements.

1. Organization

The Partnership, (a 93% owned subsidiary of Q Funding, L.P. as of December 31, 2003), was organized as a Texas Limited Partnership in 1994 for the purpose of realizing capital appreciation by investing in securities and engaging in all activities and transactions as the General Partner may deem necessary or advisable.

The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934, had no customers at any time during 2003 and trades on a fully disclosed basis through a contractual agreement with a clearing broker. The Partnership is also a member of the Chicago Board Options Exchange.

The General Partner for the Partnership is Acme Widget L.P., a Texas limited partnership. The amended Partnership agreement expires on December 31, 2033, unless terminated sooner, at any time by decision of the General Partner.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
The Partnership records investment transactions on the trade date. Dividends are recognized on the ex-dividend date and interest income and expense are accrued daily. Realized gains and losses are determined generally on a first-in first-out basis.

Investment in securities is marked to market value as of the last business day, and any corresponding unrealized gain or loss is recorded in the statement of operations.

Valuation of Investments
Investments are valued in accordance with the Partnership agreement as follows:

(1) Listed securities – at the last sales price on the last business day or, if no sale occurred on such day, at the closing "bid" price if held long and at the closing "asked" price if held short.

(2) Non-U.S. securities – at the closing "bid" price in the principal market where they are traded.

Securities not readily marketable include investment securities (a) that cannot be publicly offered or sold, except to certain qualified investors, unless registration has been affected under the Securities Act of 1933, or (b) that cannot be offered or sold, except to certain qualified investors, because of other arrangements, restrictions, or conditions applicable to the securities or the Partnership. Such securities are valued in good faith at fair value by the General Partner. The values assigned to

investments are based upon available information and do not necessarily represent amounts which might ultimately be realized.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for these securities existed and the differences could be material. As of December 31, 2003, the Partnership held such securities valued at $15,000 which are included in Securities not readily marketable in the accompanying statement of assets and liabilities.

Due from Brokers and Clearing Organization
The Partnership conducts business with various brokers for its investment activities. The clearing and depository operations for the investment activities are performed pursuant to agreements with prime brokers. Due from/to brokers and clearing organization represents cash balances with prime brokers. The Partnership is subject to credit risk to the extent any broker with which the Partnership conducts business is unable to deliver cash balances or securities, or clear security transactions on the Partnership's behalf. The General Partner monitors the financial condition of the brokers with which the Partnership conducts business and believes the likelihood of loss under these circumstances is remote.

In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

Exchange Membership
The Partnership's exchange membership is recorded at cost. At December 31, 2003 the exchange membership had an estimated fair value of $270,000.

Income Taxes
In accordance with Federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently no provisions or liability for Federal income taxes has been reflected in the accompanying financial statements.

Recently Issued Accounting Pronouncements
Financial Interpretation ("FIN") No. 46, "*Consolidation of Variable Interest Entities*" has been deferred and modified by the Financial Accounting Standards Board. Accordingly, all non-public entities created before December 31, 2003 will not be required to adopt FIN 46, until beginning of the first interim or annual reporting period beginning after December 15, 2004. The Partnership has not yet evaluated the impact of FIN 46 on its financial statements.

3. Partnership Income Allocation

At the end of each accounting period, the capital account of each partner (including the General Partner) is adjusted by crediting or debiting the net capital appreciation or net capital depreciation for such accounting period, as the case may be, to the capital accounts of all partners (including the General Partner) in proportion to their respective partnership percentages.

4. **Regulatory Capital Requirements**

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's uniform Net Capital Rule, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of 6.2/3% of aggregate indebtedness, or $100,000. The Partnership's aggregate indebtedness amounted to $0 at December 31, 2003. At December 31, 2003 the aggregate indebtedness ratio was 0 to 1 on computed, regulatory net capital of $1,608,123. Net capital in excess of the minimum required was $1,508,123.

The net capital computation was included in the FOCUS report as filed with the Chicago Board of Options Exchange on January 13, 2004.

5. **Exemption under Rule 15c3-3**

The Partnership is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

6. **Related Party Transactions**

Certain general and administrative expenses are paid by an affiliated party on behalf of the Partnership. These amounts are not reimbursed by the Partnership.

7. **Financial Highlights**

The following summarizes the fund's highlights during the year:

Total return	1.94%

Total return is calculated for the Partnership taken as a whole. An individual partner's return may vary from these returns based on different performance fee arrangements and the timing of capital transactions.

Supplemental data:	
Ratio to average partners' capital:	
Operating expenses	0.12%
Net investment income	1.87%

The expense ratio is calculated for the Partnership taken as a whole. The computation of such ratios based on the amount of expenses assessed to an individual partner's capital may vary from these ratios based on different arrangements and the timing of capital transactions.

Q Investments, L.P.
Schedule I, Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2003

		2003
Partners' capital	$	2,048,123
Deductions and other charges:		
Nonallowable assets:		
Securities not readily marketable		15,000
Exchange Membership		425,000
Net capital before haircuts on securities positions		1,608,123
Haircuts on trading securities		-
Net capital		1,608,123
Total aggregate indebtedness		-
Computation at basic net capital requirement		
Minimum net capital required to be maintained (the greater of $100,000 or 6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirements		1,508,123
Ratio of aggregate indebtedness to net capital		0 to 1

The above computation does not differ materially from the computation included in Part IIA of Form X-17A-5 as of December 31, 2003; therefore no reconciliation is considered necessary.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the General and Limited Partners of
Q Investments, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Q Investments, L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The General Partner of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

PRICEWATERHOUSECOOPERS

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the Chicago Board of Options Exchange, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 15, 2004